WOODSIDE



1 March 2005



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAR 22 2005
THOMSON FINANCIAL



Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appendix 3Y Change of Director's Interest Notice (Argyle), lodged with the Australian Stock Exchange on 1 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Broadbent), lodged with the Australian Stock Exchange on 1 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Goode), lodged with the Australian Stock Exchange on 1 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Jungels), lodged with the Australian Stock Exchange on 1 March 2005;
- Appendix 3Y Change of Director's Interest Notice (Rose), lodged with the Australian Stock Exchange on 1 March 2005;
- North West Shelf Venture signs LNG Phase V Letter of Intent, lodged with the Australian Stock Exchange on 1 March 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 1 March 2005;
- Drilling Report – WA-271-P (Falcone-1A), lodged with the Australian Stock Exchange on 1 March 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

dlw 3/22

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

Rule 3.19A.2


SEC MAIL PROCESSING
RECEIVED
MAR 1 4 2005
202
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rory Edward Stanley ARGYLE
Date of last notice	14 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2005
No. of securities held prior to change	Direct = 7,661 Indirect = 11,300
Class	Ordinary
Number acquired	569
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,368.07
No. of securities held after change	Direct = 8,230 Indirect = 11,300
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	2 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2004
No. of securities held prior to change	Direct = 38,918 Indirect = 5,000
Class	Ordinary
Number acquired	1,354
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29,431.22
No. of securities held after change	Direct = 40,272 Indirect = 5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	14 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2005
No. of securities held prior to change	Direct = 83,459 Indirect = 98,000
Class	Ordinary
Number acquired	6,255
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$135,961.81
No. of securities held after change	Direct = 89,714 Indirect = 98,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	14 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2005
No. of securities held prior to change	Direct = 5,915
Class	Ordinary
Number acquired	822
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,867.94
No. of securities held after change	Direct = 6,737
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip John Barnes ROSE
Date of last notice	14 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2005
No. of securities held prior to change	Direct = 30,472
Class	Ordinary
Number acquired	2,162
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$46,994.31
No. of securities held after change	Direct = 32,634
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

+ See chapter 19 for defined terms.

TUESDAY, 1 MARCH 2005
10:00AM (WST)



MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE SIGNS LNG PHASE V LETTER OF INTENT

Woodside Energy Ltd., operator of the North West Shelf Venture, has signed a letter of intent for the engineering, procurement and construction management contract for the proposed LNG Phase V Project at its onshore gas plant near Karratha in Western Australia.

The letter of intent was signed with Foster Wheeler WA Pty Ltd and WorleyParsons Services Pty Ltd.

The award of the engineering, procurement and construction management contract is subject to approval of the Project by the North West Shelf Venture participants.

Project approval is subject to progress with LNG marketing and individual participant board approvals of the Phase V scope, which includes an LNG train with a capacity of 4.2 million tonnes a year and other related expansion work. Approval is planned for the first half of 2005, in line with a Q4 2008 start-up.

The six equal participants in the LNG Phase V Project are: Woodside Energy Ltd. (16.67%) (Operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.


WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 22 February 2005.

PSC-B, Block 4
Tiof-6 and Chinguetti Development wells

Tiof-6 Appraisal well
The Tiof-6 appraisal well was suspended as a potential future oil production well by the *'West Navigator'* drillship. On 26 February 2005, the '*West Navigator*' departed for the Chinguetti field to join the 'Stena Tay' on the development drilling program.

Chinguetti Development wells
The '*Stena Tay*' drill rig continued operations on Chinguetti Development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

Subsequent to participation by the Government of Mauritania, Woodside's interest in the Chinguetti oil project becomes 47.384%.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 1 MARCH 2005
10:10AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
FALCONE-1A

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that the Falcone-1A exploration well in the Exmouth Sub-basin is currently completing operations to plug and abandon the well. Rig release is expected by the end of the week. This will be the final release to the market regarding Falcone-1A.

The *'Jack Bates'* semi-submersible rig is drilling the well. The well is approximately 60 kilometres west southwest of the Enfield oil field. Water depth at the location is 1,395 metres.

Upon completion of the Falcone-1A well the rig will move to the Enfield oil field to commence development drilling operations.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Ltd (40%).